Exhibit 99.8

CONSENT OF Frederik Reidel

The undersigned hereby consents to (i) the inclusion in this Current Report on Form 6-K of Lithium Argentina AG (the “Company”) of the references to the undersigned’s involvement in the preparation and review of the scientific and technical information, contained in the Company’s Management’s Discussion and Analysis for the three months ended March 31, 2026 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and (ii) the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statements (File No. 333-238142, File No. 333-227816, and File No. 333-282163) on Form S-8, and any amendments thereto, filed with the SEC.

Date: May 12, 2026

/s/Frederik Reidel

Frederik Reidel, CPG